Exhibit 99.49

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

(Expressed in United States Dollars)

VOX ROYALTY CORP.

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2021 AND 2020

(Expressed in United States Dollars)

INDEX

Unaudited Condensed Interim Consolidated Statements of Financial Position	1

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	2

Unaudited Condensed Interim Consolidated Statements of Changes in Equity	3

Unaudited Condensed Interim Consolidated Statements of Cash Flows	4

Notes to the Unaudited Condensed Interim Consolidated Financial Statements	5 - 21

Vox Royalty Corp.

Unaudited Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

		March 31,	December 31,
	Note	2021	2020
		$	$
Assets
Current assets
Cash		10,723,135	3,153,958
Amounts receivable	5	729,933	93,271
Prepaid expenses		293,063	315,020
Total current assets		11,746,131	3,562,249

Non-current assets
Amounts receivable	5	1,000,000	1,000,000
Deferred royalty acquisitions		190,388	37,697
Royalty, stream and other interests	7	14,411,467	8,863,901
Intangible assets	8	1,676,903	1,722,788

Total assets		29,024,889	15,186,635

Liabilities
Current liabilities
Accounts payable and accrued liabilities	9	2,628,981	226,420
Total current liabilities		2,628,981	226,420

Non-current liabilities
Derivative liabilities	10, 14	1,976,007	1,042,642

Total liabilities		4,604,988	1,269,062

Equity
Share capital	12	3,810	3,241
Additional paid-in capital	12	40,230,227	29,147,603
Equity reserves	13	3,915,516	3,878,964
Deficit		(19,729,652)	(19,112,235)

Total equity		24,419,901	13,917,573

Total liabilities and equity		29,024,889	15,186,635

Commitments and contingencies (Note 18)

Subsequent events (Note 22)

Approved by the Board of Directors on May 25, 2021

Signed	“Kyle Floyd”	, Director	Signed	“Robert Sckalor”	, Director

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Vox Royalty Corp.

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three months ended March 31, 2021 and 2020

(Expressed in United States Dollars)

		Three months	Three months
		ended	ended
	Note	March 31, 2021	March 31, 2020
		$	$
Revenue
Royalty revenue	20	539,980	-

Cost of sales
Depletion	7	(60,709)	-
Gross profit		479,271	-

Operating expenses
General and administration	15, 17	(1,233,729)	(217,345)
Share-based compensation	13, 14,17	(164,863)	-
Total operating expenses		(1,398,592)	(217,345)

Loss from operations		(919,321)	(217,345)

Other income (expenses)
Reverse take-over acquisition costs	4	-	(265,621)
Realized loss on investments	6	-	(1,037,600)
Unrealized gain on investments	6	-	479,354
Other income	16	301,904	1,449

Net loss and comprehensive loss		(617,417)	(1,039,763)

Weighted average number of shares outstanding
Basic and diluted		32,993,414	24,422,464

Loss per share
Basic and diluted		(0.02)	(0.04)

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Vox Royalty Corp.

Unaudited Condensed Interim Consolidated Statements of Changes in Equity
For the three months ended March 31, 2021 and 2020

(Expressed in United States Dollars)

			Additional
	Number of	Share	Paid-in	Equity		Total
	Shares	Capital	Capital	Reserves	Deficit	Equity
	#	$	$	$	$	$
	(Note 12)	(Note 12)	(Note 12)	(Note 13)
Balance, December 31, 2019	24,422,462	6,049	12,095,946	-	(8,880,832)	3,221,163
Net loss and comprehensive loss	-	-	-	-	(1,039,763)	(1,039,763)
Balance, March 31, 2020	24,422,462	6,049	12,095,946	-	(9,920,595)	2,181,400
Balance, December 31, 2020	32,412,324	3,241	29,147,603	3,878,964	(19,112,235)	13,917,573
Share redemption (normal course issuer bid)	(280,800)	(27)	(690,980)	-	-	(691,007)
Share issuance for cash	5,615,766	562	11,981,692	-	-	11,982,254
Share issue costs	-	-	(970,195)	-	-	(970,195)
Shares issued for acquisition of royalties	252,878	25	574,141	-	-	574,166
Exercise of RSUs	90,794	9	187,966	(187,975)	-	-
Share-based compensation	-	-	-	224,527	-	224,527
Net loss and comprehensive loss	-	-	-	-	(617,417)	(617,417)
Balance, March 31, 2021	38,090,962	3,810	40,230,227	3,915,516	(19,729,652)	24,419,901

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Vox Royalty Corp.

Unaudited Condensed Interim Consolidated Statements of Cash Flows
For the three months ended March 31, 2021 and 2020

(Expressed in United States Dollars)

		Three months	Three months
		ended	ended
	Note	March 31, 2021	March 31, 2020
		$	$
Cash flows used in operating activities
Net loss for the period		(617,417)	(1,039,763)
Adjustments for:
Fair value change of embedded derivatives	14	(379,218)	(11,406)
Interest expense on notes	10	-	11,512
Interest paid on notes	10	-	(9,662)
Foreign exchange effect on convertible notes	10	-	(28,779)
Foreign exchange gain on cash		33,694	-
Accretion on convertible notes	10	-	12,280
Accretion on streaming receivable	5	-	(23,111)
Share-based compensation	13, 14	164,863	-
Amortization	8	45,885	-
Depletion	7	60,709	-
Realized loss on investments	6	-	1,037,600
Unrealized loss on investments	6	-	(479,354)
		(691,484)	(530,683)
Changes in non-cash working capital:
Amounts receivable		(636,662)	-
Prepaid expenses		21,957	(6,174)
Accounts payable and accrued liabilities		737,970	244,697
Net cash flows used in operating activities		(568,219)	(292,160)

Cash flows used in investing activities
Acquisition of royalties	7	(3,674,703)	(10,952)
Deferred royalty acquisitions		(4,318)	(16,841)
Proceeds from sale of investments	6	-	405,798
Net cash flows used in investing activities		(3,679,021)	378,005

Cash flows from financing activities
Shareholder advances	11	-	100,520
Share issuance	12	13,354,501	-
Share redemption (normal course issuer bid)	12	(691,007)	-
Share issue costs		(813,383)	-
Net cash flows from financing activities		11,850,111	100,520

Increase in cash		7,602,871	186,365
Change in unrealized foreign exchange gain on cash		(33,694)	-
Cash, beginning of the period		3,153,958	30,315

Cash, end of the period		10,723,135	216,680

Supplemental cash flow information (Note 19)

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in United States Dollars)

1.	Nature of operations

Vox Royalty Corp. (“Vox” or the “Company”) was incorporated under the Business Corporations Act (Ontario) on February 20, 2018. Subsequently, on June 30, 2020, Vox redomiciled under the Companies Law of the Cayman Islands. The Company’s registered office is held at c/o Centralis Cayman Limited, One Capital Place, George Town, Grand Cayman, PO Box 1564, Cayman Islands. The Company’s common shares trade on the Toronto Stock Exchange Venture under the ticker symbol “VOX”.

On February 26, 2020, the Company and SilverStream SEZC (“SilverStream”) entered into a merger agreement (the “Merger Agreement”), providing for the acquisition by AIM3 Ventures Inc. (“AIM3”) of all the issued and outstanding common shares of SilverStream (the “Transaction”). Pursuant to the Merger Agreement, SilverStream and AIM3 Merger Sub Cayman Ltd. (a subsidiary of AIM3) amalgamated and continued under the name of SilverStream SEZC. As a result of the amalgamation, SilverStream became a wholly-owned subsidiary of AIM3, and AIM3 is continuing on with the business of SilverStream SEZC. The Transaction closed on May 19, 2020. As a result, the consolidated statements of financial position are presented as a continuance of SilverStream and comparative figures presented in the consolidated statements are those of SilverStream. See Note 4 for details. Concurrent with the closing of the Transaction, AIM3 changed its name to Vox Royalty Corp.

Vox is a mining royalty and streaming company focused on building a portfolio of royalties and streams across a diverse mix of precious metals. Vox seeks to acquire a diverse mix of precious metal royalties and purchase agreements (“Stream”) over development stage assets, advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Stream or royalty, Vox receives the right to purchase, at a fixed price per unit, a percentage of a mine’s production for the life of the mine, in the case of a Stream, or a portion of revenue generated from the mine, in the case of a royalty.

On April 30, 2020, SilverStream completed a stock-split, pursuant to which all the outstanding common shares were subdivided on the basis of 2.01857075172723 for every 1 pre-stock split common share. All share and per share amounts for all periods presented in the consolidated financial statements have been adjusted retrospectively to reflect the stock-split.

2.	Basis of preparation

(a)	Statement of compliance

These unaudited condensed interim consolidated financial statements are prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS34”), as issued by the International Accounting Standards Board (“IASB”) and apply the same accounting policies and application as disclosed in the annual financial statements for the year ended December 31, 2020. They do not include all of the information and disclosures required by IFRS for annual statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited condensed interim consolidated financial statements. Operating results for the period ended March 31, 2021 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2021. For further information, see the Company’s annual financial statements including the notes thereto for the year ended December 31, 2020.

These unaudited condensed interim consolidated financial statements were reviewed, approved, and authorized for issue by the Company’s Board of Directors on May 25, 2021.

(b)	Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. In addition, these unaudited condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

These unaudited condensed interim consolidated financial statements are presented in United States dollars, unless otherwise indicated.

(c)	Principles of consolidation

These unaudited condensed interim consolidated financial statements incorporate the accounts of the Company and its three wholly-owned subsidiaries, SilverStream SEZC (Cayman Islands), Vox Royalty Australia Pty Ltd. (Australia) and Vox Royalty Canada Ltd. (Canada).

Subsidiaries are fully consolidated from the date the Company obtains control and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

(d)	Currency translation

Functional and presentation currency

The functional currency for each entity within the Vox group is the currency of the primary economic environment in which it operates.

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in United States Dollars)

These unaudited condensed interim consolidated financial statements are presented in United States dollars (“$”), which is also the functional currency of the Company and its subsidiaries. All amounts have been rounded to the nearest dollar, unless otherwise noted.

Foreign currency translation

In preparing the unaudited condensed interim consolidated financial statements of the entity, transactions in currencies other than the Company’s United States dollar functional currency, being Canadian dollars (“C$”) and Australian dollars (“A$”), are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. All foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the period end foreign exchange rates are recognized in the consolidated statements of loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

(e)	Recent accounting pronouncements

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2022. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 – Presentation of Financial Statements (“IAS 1”)

IAS 1 was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”)

IAS 37 was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022.

3.	Significant judgments, estimates and assumptions

The preparation of these unaudited condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the unaudited condensed interim consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Actual outcomes could differ from these estimates. The unaudited condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impact of such estimates are pervasive throughout the unaudited condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences.

The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where the assumptions and estimates are significant to the consolidated financial statements were the same as those applied to the Company’s annual financial statements for the year ended December 31, 2020.

COVID-19 estimation uncertainty

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and future impact on global commerce is far-reaching. To date there has been significant stock market volatility, significant volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions including the temporary suspension of mining activities and mine development, and the global movement of people and some goods has become restricted. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on demand and prices for the commodities relating to the Company’s Streams and royalties, on the operations of its partners, on its employees and on global financial markets. In the current environment, assumptions about future commodity prices, exchange rates, and interest rates are subject to greater variability than normal, which could in future significantly affect the valuation of the Company’s assets, both financial and non-financial. As at March 31, 2021, the Company has not recorded any adjustments related to the COVID-19 pandemic.

4.	Reverse take-over transaction

On May 19, 2020, AIM3 and SilverStream completed the Transaction. The Transaction constituted a reverse take-over (“RTO”), whereby, upon completion, the shareholders of SilverStream held a majority of the outstanding common shares of the resulting public entity (the “Resulting Issuer”). The substance of the Transaction is a reverse acquisition of a non-operating company. As a result, the Transaction has been accounted for as a capital transaction with SilverStream being identified as the acquirer and the equity consideration being measured at fair value, using the acquisition method of accounting. The RTO has been accounted for in the consolidated financial statements as a continuation of the financial statements of SilverStream, together with a deemed issuance of shares equivalent to the shares held by the former shareholders of AIM3.

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in United States Dollars)

Details of the Transaction are as follows:

-	Prior to the Transaction, AIM3 effected a share consolidation on the basis of one common share for every 13.3125 shares issued and outstanding;
-	AIM3 changed its name to Vox Royalty Corp.;
-	AIM3 acquired all of the issued and outstanding shares of SilverStream in exchange for post consolidation AIM3 shares, at an exchange ratio of one post-consolidation AIM3 share for each share of SilverStream; and
-	Existing AIM3 post-consolidation stock options and warrants were replaced with stock options and warrants of the Resulting Issuer on an exchange ratio of 13.3125. The exercise prices of the instruments were multiplied by the share exchange ratio of 13.3125, to reflect the share consolidation. All other terms of the instruments remain unaltered.

Purchase price consideration paid
$
Fair value of AIM3 common shares (i)	1,612,323
Fair value of AIM3 agent warrants (ii)	40,308
Fair value of AIM3 options (iii)	87,814
1,740,445

Net identifiable assets acquired
$
Cash	505,809
Accounts payable and accrued liabilities	(16,894)
Total identifiable assets acquired	488,915
RTO acquisition costs (iv)	1,251,530
1,740,445

(i)	The fair value of the 800,000 common shares, retained by former AIM3 shareholders, was determined to be $1,612,323 based on the fair value of common shares issued through the private placement on May 7, 2020 (see Note 12). Immediately after the Transaction was completed, the number of shares held by AIM3 shareholders was approximately 2.49%.

(ii)	The estimated fair value of 37,559 warrants issued as consideration are based on the Black-Scholes option pricing model with the following weighted average assumptions: stock price - C$2.80 ($2.02) per share, expected dividend yield – 0%, expected volatility – 57%, risk-free interest rate – 0.28% and an expected life of 0.49 years. In making assumptions for expected volatility, Vox used the industry average as sufficient historical data was not available for the Company’s stock price.

(iii)	The estimated fair value of 80,000 options issued as consideration are based on the Black-Scholes option pricing model with the following weighted average assumptions: stock price - C$2.80 ($2.02) per share, expected dividend yield – 0%, expected volatility – 57%, risk-free interest rate – 0.28% and an expected life of 1 year. In making assumptions for expected volatility, Vox used the industry average as sufficient historical data was not available for the Company’s stock price.

(iv)	The transaction costs relating to the RTO plus the excess of the fair value of the consideration paid over identifiable assets acquired disclosed in the table above, has been recognized as reverse take-over acquisition costs, in the consolidated statement of loss and comprehensive loss. In addition, the Company paid cash transaction costs of $520,142.

5.	Amounts receivable

	March 31,	December 31,
	2021	2020
	$	$
Current
Accounts receivable	633,627	93,271
Recoverable taxes	96,306	-
Total current assets	729,933	93,271
Non-current
Amounts receivable	1,000,000	1,000,000

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in United States Dollars)

Amounts receivable

On March 23, 2018, the Company executed a deed of variation agreement with Mantle Mining Peru S.A.C. (“Mantle”). Under the terms of the agreement, Mantle will pay SilverStream an aggregate of $3,700,000 over the term of the agreement, broken down as follows:

-	2018 - $200,000 (received)
-	2019 - $1,000,000 (received)
-	2020 - $1,000,000
-	2021 - $1,000,000
-	2022 - $500,000

The agreement with Mantle was recognized initially at the estimated fair value, based on contractual cash flows, discounted at an interest rate of 10%, and subsequently measured at amortized cost using the effective interest rate method. The interest rate was estimated based on interest rates available in the market on comparable terms issued to similar companies. The accretion income recorded for the three months ended March 31, 2020 was $23,111.

During the year ended December 31, 2018, the Company provided for a provision for expected credit losses (“ECL”) of $1,500,000, representing the payments that are due under the terms of the agreement for 2021 and 2022. There is a degree of uncertainty in those years as to whether the Company will collect the remaining balance. As a result, in recognizing the estimated fair value of the receivable for the three months ended March 31, 2021, the Company has estimated $nil payments to be received in 2021 and 2022, other than the 2020 amount that is receivable at March 31, 2021.

Titan Minerals Ltd. (“Titan”), the parent company of Mantle, will pay the Company the 2020 payment in Titan stock. In return, SilverStream will pay Titan an equivalent amount, in Vox common shares, for a royalty both parties agree upon and negotiate in good faith.

The Company’s exposure to credit risk related to amounts receivables is disclosed in Note 21.

6.	Investments

At March 31, 2021 and December 31, 2020, the Company held two investments, which had a total estimated fair value of $Nil.

			Estimated Fair	% of Fair
Issuer	Security Description	Cost	Value	value
		$	$	$
BK Gold Mines Pty Ltd.	7,330,000 common shares	1,123,542	-	0.0%
MCC Canadian Gold Ventures Inc.	40 common shares	-	-	0.0%
Total		1,123,542	-	0.0%

During the year ended December 31, 2020, the Company’s investment activity was as follows:

-	sold 6,509,599 common shares of Titan for total cash proceeds of AUD$604,580 ($401,834). The total realized loss on investment was $1,036,965; and
-	sold 70,000 common shares of BK Gold Mines Pty Ltd. (“BKGM”) for total cash proceeds of AUD$14,000 ($9,713). The total realized loss on investment was $1,017.
-	the Company recognized an impairment of $1,123,235 related to the common shares held in BKGM. The Company carried out an impairment assessment during the year ended December 31, 2020, in accordance with the Company’s accounting policies. The impairment was recognized as a result of the carrying amount of the asset exceeding its recoverable amount.

The Company applies the exception to equity accounting for its investments in BKGM and MCC Canadian Gold Ventures Inc. (“MCGV”). As at March 31, 2021 and December 31, 2020, SilverStream holds a 27.1% equity interest in BKGM and a 40% equity interest in MCGV. Management has determined that these investments qualify for the exemption from equity accounting given that they have the following typical characteristics of a venture capital investment:

-	the businesses of BKGM and MCGV are unrelated as they are mining companies, not a royalty or streaming business which comprise the Company’s business;
-	these investments are not for strategic interest, as the Company does not have an interest in operating mining companies and such activity is deleterious to the Company’s business and efforts; and
-	Vox derives no synergy and it does not want to acquire these businesses, but rather exit with capital appreciation.

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in United States Dollars)

7.	Royalty, stream and other interests

As at and for the three months ended March 31, 2021:

		Cost			Accumulated Depletion
								Carrying
Royalty	Country	Opening	Additions	Ending	Opening	Depletion	Ending	Amount
		$	$	$	$	$	$	$
Koolyanobbing	AUS	1,130,010	1,357,731	2,487,741	-	(34,016)	(34,016)	2,453,725
Janet Ivy	AUS	-	2,352,475	2,352,475	-	-	-	2,352,475
Bowdens	AUS	1,130,068	-	1,130,068	-	-	-	1,130,068
Brits	RSA	764,016	-	764,016	-	-	-	764,016
Otto Bore	AUS	-	709,048	709,048	-	-	-	709,048
Segilola	NG	706,425	-	706,425	-	-	-	706,425
Lynn Lake (MacLellan)	CAN	-	575,438	575,438	-	-	-	575,438
Bulong	AUS	544,957	-	544,957	-	-	-	544,957
Dry Creek	AUS	475,723	-	475,723	(9,338)	(17,604)	(26,942)	448,781
Sulfur Springs/Kangaroo Caves	AUS	467,983	-	467,983	-	-	-	467,983
Pedra Branca	BRA	450,131	-	450,131	-	-	-	450,131
Ashburton	AUS	355,940	-	355,940	-	-	-	355,940
Anthiby Well	AUS	311,742	-	311,742	-	-	-	311,742
Brauna	BRA	262,328	-	262,328	(11,498)	(6,487)	(17,985)	244,343
Montanore	USA	-	239,840	239,840	-	-	-	239,840
Uley	AUS	212,393	-	212,393	-	-	-	212,393
Mt Ida	AUS	210,701	-	210,701	-	-	-	210,701
Graphmada	MG	188,437	-	188,437	-	(2,602)	(2,602)	185,835
Other	AUS	1,173,883	258,346	1,432,229	-	-	-	1,432,229
Other	PER	500,000	-	500,000	-	-	-	500,000
Other	CAN	-	115,397	115,397	-	-	-	115,397
Total		8,884,737	5,608,275	14,493,012	(20,836)	(60,709)	(81,545)	14,411,467

As at and for the year ended December 31, 2020:

		Cost			Accumulated Depletion and Impairment
									Carrying
Royalty	Country	Opening	Additions	Ending	Opening	Depletion	Impairment	Ending	Amount
		$	$	$	$	$	$	$	$
Koolyanobbing	AUS	-	1,130,010	1,130,010	-	-	-	-	1,130,010
Bowdens	AUS	-	1,130,068	1,130,068	-	-	-	-	1,130,068
Brits	RSA	-	764,016	764,016	-	-	-	-	764,016
Segilola	NG	-	706,425	706,425	-	-	-	-	706,425
Bulong	AUS	-	544,957	544,957	-	-	-	-	544,957
Dry Creek	AUS	-	475,723	475,723	-	(9,338)	-	(9,338)	466,385
Sulfur Springs/Kangaroo Caves	AUS	-	467,983	467,983	-	-	-	-	467,983
Pedra Branca	BRA	444,972	5,159	450,131	-	-	-	-	450,131
Ashburton	AUS	-	355,940	355,940	-	-	-	-	355,940
Anthiby Well	AUS	-	311,742	311,742	-	-	-	-	311,742
Brauna	BRA	-	262,328	262,328	-	(11,498)	-	(11,498)	250,830
Uley	AUS	-	212,393	212,393	-	-	-	-	212,393
Mt Ida	AUS	-	210,701	210,701	-	-	-	-	210,701
Graphmada	MG	188,437	-	188,437	-	-	-	-	188,437
Other	AUS	-	1,302,178	1,302,178	-	-	(128,295)	(128,295)	1,173,883
Other	PERU	1,338,750	-	1,338,750	-	-	(838,750)	(838,750)	500,000
Total		1,972,159	7,879,623	9,851,782	-	(20,836)	(967,045)	(987,881)	8,863,901

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in United States Dollars)

Total royalty, stream and other interests include carrying amounts in the following countries:

	March 31,	December 31,
	2021	2020
	$	$
Australia	10,630,042	6,004,062
South Africa	764,016	764,016
Nigeria	706,425	706,425
Brazil	694,474	700,961
Canada	690,835	-
Peru	500,000	500,000
USA	239,840	-
Madagascar	185,835	188,437
	14,411,467	8,863,901

Royalty acquisitions for the three months ended March 31, 2021

On January 21, 2021, Vox completed the acquisition of a portfolio of five royalties from Breakwater Resources Ltd. and its af filiates (“Breakwater”). The total consideration paid to Breakwater was C$1,125,001 ($889,120), consisting of cash of C$400,001 (314,954) and the issuance of 252,878 common shares of the Company, valued at C$725,000 ($574,166).

On March 12, 2021, Vox completed the acquisition of a portfolio of three royalties from Gibb River Diamonds Ltd. (“Gibb River”). The total consideration paid to Gibb River was A$325,000 ($251,408), paid in cash.

On March 30, 2021, Vox completed the acquisition of a portfolio of two royalties from Horizon Minerals Limited (“Horizon”). The upfront consideration paid to Horizon was A$4,000,000 ($3,056,607), paid in cash. A further payment of A$3,000,000 is payable, in cash or shares, at the Company’s sole discretion, on the satisfaction of certain future production milestones.

On March 30, 2021, Vox entered into an agreement to extinguish the outstanding balance of the Koolyanobbing royalty advance through a payment of A$1,782,032 ($1,357,731).

8.    Intangible assets

Database
$
Cost at:
December 31, 2019	-
Additions	1,837,500
December 31, 2020	1,837,500
Additions	-
March 31, 2021	1,837,500

Accumulated amortization at:
December 31, 2019	-
Additions	114,712
December 31, 2020	114,712
Additions	45,885
March 31, 2021	160,597

Net book value at:
December 31, 2020	1,722,788
March 31, 2021	1,676,903

9. Accounts payable and accrued liabilities
	March 31,	December 31,
	2021	2020
	$	$
Trade payable	421,835	180,246
Royalty, stream and other interests	1,493,504	-
Accrued liabilities	713,642	46,174
	2,628,981	226,420

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in United States Dollars)

10. Convertible notes

On May 15, 2020, the Company issued 400,859 common shares for $771,398 to settle all outstanding convertible notes.

The convertible notes are classified as a compound financial instrument, with the principal debt component being recorded at amortized cost using the effective interest rate method, and the conversion feature classified as an embedded derivative liability measured at fair value through profit or loss.

The changes to the convertible notes are as follows:
	March 31,	December 31,
	2021	2020
	$	$
Balance, beginning of year	-	723,522
Interest payments	-	(23,308)
Interest for the period	-	17,355
Foreign exchange effect on convertible notes	-	(25,462)
Accretion for the period	-	34,241
Conversion of convertible notes	-	(726,348)
Balance, end of period	-	-

The changes to the embedded derivatives related to the convertible notes are as follows:
	March 31,	December 31,
	2021	2020
	$	$
Balance, beginning of year	-	61,697
Estimated fair value change of embedded derivatives during the period	-	(16,647)
Conversion of convertible notes	-	(45,050)
Balance, end of period	-	-

11. Due to shareholder

Amounts due to shareholder bore interest at 6% per annum, secured against all the assets of the Company, including certain shares of Titan, and was repayable in full on or before March 30, 2020, or within 7 days of the shareholder providing the Company with written notice of demand.

On April 29, 2020, the Company signed an amendment to the shareholder loan agreement, whereby, the Company shall repay the amounts due to shareholder, together with all outstanding and unpaid interest accrued, immediately following the release of proceeds from the May 2020 private placement.

On May 15, 2020, a cash payment of $695,500 plus accrued interest was paid in full settlement of the outstanding shareholder loan.

The changes to the due to shareholder balance are as follows:
	March 31,	December 31,
	2021	2020
	$	$
Balance, beginning of year	-	594,980
Interest payments	-	(30,784)
Interest included in accounts payable and accrued liabilities	-	18,336
Interest for the period	-	12,448
Proceeds received	-	100,520
Repayments	-	(695,500)
Balance, end of period	-	-

12. Share capital and additional paid-in capital

Authorized

The authorized share capital of the Company is C$50,000 divided into 500,000,000 shares with a par value of C$ 0.0001 each. The holders of all ordinary shares are entitled to share equally in dividends declared by the Board of Directors. In the event of a winding-up or dissolution of the Company, the ordinary shareholders share equally and ratably in the assets of the Company, after payment of all debts and liabilities of the Company and after liquidation of any issued and outstanding preferred shares. The Memorandum and Articles of Association (“the Articles”) provide that the holders of ordinary shares generally are entitled to one vote per share.

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in United States Dollars)

Common shares issued and outstanding is as follows:
	March 31,	December 31,
	2021	2020
	$	$
Issued: 38,090,962 (December 31, 2020: 32,412,324) common shares	3,810	3,241
Additional paid-in-capital outstanding is as follows:
	March 31,	December 31,
	2021	2020
	$	$
Balance, end of period	40,230,227	29,147,603

Share issuances for the three months ended March 31, 2021

On March 25, 2021, the Company closed an offering of units with a syndicate of underwriters pursuant to which the underwriters purchased, on a bought deal basis, 5,615,766 units at C$3.00 per share for total gross proceeds of C$16,847,298 ($13,242,786) (the “Offering”). The units were offered pursuant to a final prospectus supplement dated March 22, 2021 to the Company’s short form base shelf prospectus dated October 2, 2020. Each unit issued consisted of one common share of the Company and one half of one share purchase warrant of the Company. In consideration for services provided in connection with the Offering, the underwriters received a cash commission equal to 6.0% of the gross proceeds of the Offering. The value of the Financing was allocated $562 to share capital, $11,981,692 to additional paid-in capital, $1,372,247 to derivative liabilities and $111,715 to other income (expenses).

Each whole warrant will be exercisable to acquire one common share at a price of C$4.50 for a period of 3 years. The warrants have been presented as a derivative liability (see Note 14). The fair value of the warrants on the issuance date was $1,372,247. The fair value of the warrants is based on the Black-Scholes option pricing model with the following assumptions: stock price C$2.62 ($2.13), expected dividend yield – 0%, expected volatility – 58%, risk-free interest rate – 0.46% and an expected life of 3 years. In making assumptions for expected volatility, Vox used the industry average as sufficient historical data was not available for the Company’s stock price.

A director of the Company subscribed for 33,300 units as part of the offering, for gross proceeds of C$99,900 ($78,526).

During the period, the Company issued 252,878 common shares for the purchase of the Breakwater royalty portfolio, as disclosed in Note 7, for total consideration of C$725,000 ($574,166). The value was allocated $25 to share capital and $574,141 to additional paid-in capital. The amount of the shares issued was based on the amount necessary to meet the estimated fair value of the royalty portfolio. The valuation methodologies used for the royalties include a conventional discounted cashflow approach and related transactional benchmarking.

During the period, the Company issued 90,794 common shares at a value of $187,975 related to RSUs exercised. The value was allocated $9 to share capital and $187,966 to additional paid-in capital. In addition, equity reserves were reduced by $187,975 and offset to additional paid-in capital.

Under the Company’s normal course issuer bid (“NCIB”), the Company is able until November 18, 2021, to purchase up to 1,628,289 common shares. The NCIB provides the Company with the option to purchase its common shares from time to time. During the period, the Company, utilizing its NCIB, purchased and cancelled 280,800 common shares. The value was allocated $27 to share capital and $690,980 to additional paid-in capital.

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in United States Dollars)

13. Equity reserves

Warrants

The following summarizes the warrant activity for the three months ended March 31, 2021 and 2020:

	March 31, 2021		March 31, 2020
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
	#	C$	#	C$
Outstanding, beginning of period	272,341	3.00	-	-
Granted	-	-	-	-
Exercised	-	-	-	-
Expired	-	-	-	-
Outstanding, end of period	272,341	3.00	-	-
Exercisable, end of period	272,341	3.00	-	-

The following table summarizes information of warrants outstanding and exercisable as at March 31, 2021:

	Number of		Weighted average
	warrants	Exercise	remaining contractual
Expiry date	outstanding	price	life
	#	C$	Years
April 29, 2022	200,000	3.00	1.08
May 7, 2022	72,341	3.00	1.10
	272,341	3.00	1.09

See Note 14 for additional warrants classified under derivative liabilities.

The following summarizes the warrant equity reserve balance:
	March 31,	December 31,
	2021	2020
	$	$
Balance, beginning of period	158,506	-
Issuance of warrants	-	198,671
Exercise of warrants	-	(40,165)
Balance, end of period	158,506	158,506

The Company used the Black-Scholes valuation model to estimate the grant date fair value of warrants issued during the period using the following weighted average assumptions:

	Three months	Three months
	ended	ended
	March 31, 2021	March 31, 2020
Expected stock price volatility	N/A	N/A
Risk-free interest rate	N/A	N/A
Expected life	N/A	N/A
Grant date share price	N/A	N/A
Expected forfeiture rate	N/A	N/A
Expected dividend yield	N/A	N/A

Options

The Company maintains a stock option plan (“the Plan”) whereby certain key employees, officers, directors and consultants may be granted stock options for common shares of the Company. The maximum number of common shares that are issuable under the Plan is fixed at 20% of the number of common shares issued and outstanding as of May 19, 2020. As of March 31, 2021, the maximum number of common shares that are issuable under the Plan is 6,413,750. The exercise price and vesting terms are determined by the Board of Directors.

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021 and 2020

(Expressed in United States Dollars)

The following summarizes the stock option activity for the three months ended March 31, 2021 and 2020:

	March 31, 2021		March 31, 2020
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
	#	C$	#	$
Outstanding, beginning of period	6,000	3.50	-	-
Granted	20,000	4.00	-	-
Expired	(6,000)	3.50	-	-
Outstanding, end of period	20,000	4.00	-	-
Exercisable, end of period	13,334	4.00	-	-

The following table summarizes information of stock options outstanding as at March 31, 2021:

		Options Outstanding		Options Exercisable
		Number of	Weighted average	Number of	Weighted average
	Exercise	options	remaining	options	remaining
Expiry date	price	outstanding	contractual life	exercisable	contractual life
	C$	#	Years	#	Years
July 17, 2022	4.00	20,000	1.30	13,334	1.30
		20,000	1.30	13,334	1.30

The following summarizes the stock option equity reserve balance:
	March 31,	December 31,
	2021	2020
	$	$
Balance, beginning of period	4,043	-
RTO stock options	-	87,814
Share-based compensation expense	6,823	4,043
Exercise of stock options	-	(87,814)
Balance, end of period	10,866	4,043

The Company used the Black-Scholes valuation model to estimate the grant date fair value of stock options issued during the period using the following weighted average assumptions:

	Three months	Three months
	ended	ended
	March 31, 2021	March 31, 2020
Expected stock price volatility	58%	N/A
Risk-free interest rate	0.25%	N/A
Expected life	1.45 years	N/A
Grant date share price	$2.38	N/A
Expected forfeiture rate	-	N/A
Expected dividend yield	-	N/A

During the three months ended March 31, 2021, 20,000 stock options were granted and vest in 3 equal amounts, with 1/3 on the grant date, 1/3 on March 31, 2021 and 1/3 on June 30, 2021. In making assumptions for expected volatility, the Company used the industry average as sufficient historical data was not available for the Company’s stock price.

Restricted Share Unit (“RSU”) Plan

The Company adopted a RSU Plan, which provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, non-transferable RSUs based on the value of the Company’s share price at the date of grant. The Board of Directors has the discretion to issue cash or to equity settle the vested RSUs. The RSUs issued were treated as equity-settled instruments and measured at the grant date fair value because the Company does not have a present obligation to settle the issued RSUs in cash.

During the three months ended March 31, 2021, 116,108 RSUs were granted and vest as follows: 25,802 RSUs on the grant date and 45,153 on each of the first and second anniversary dates. The share-based compensation expense related to the RSUs will be recorded over the vesting period.

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021 and 2020

(Expressed in United States Dollars)

The following summarizes the RSU activity for the three months ended March 31, 2021 and 2020:

	March 31, 2021		March 31, 2020
		Weighted		Weighted
		average fair		average fair
	Number	value	Number	value
	#	$	#	$
Outstanding, beginning of period	2,124,906	2.04	-	-
Granted	116,108	2.40	-	-
Exercised	(90,794)	2.07	-	-
Outstanding, end of period	2,150,220	2.05	-	-
Vested, end of period	1,615,202	2.02	-	-

The following summarizes the RSU equity reserve balance:

	March 31,	December 31,
	2021	2020
	$	$
Balance, beginning of period	3,716,415	-
Share-based compensation expense	217,704	3,873,401
Exercise of RSUs	(187,975)	(156,986)
Balance, end of period	3,746,144	3,716,415

14.  Derivative liabilities

The following summarizes the derivative liabilities balance:

	March 31,	December 31,
	2021	2020
	$	$
Warrants	1,748,339	755,310
PSUs	227,668	287,332
Non-current portion	1,976,007	1,042,642

Warrants

The following summarizes the warrant activity for three months ended March 31, 2021 and 2020:

	March 31, 2021		March 31, 2020
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
	#	C$	#	C$
Outstanding, beginning of period	2,289,667	4.50	-	-
Granted	2,807,883	4.50	-	-
Outstanding, end of period	5,097,550	4.50	-	-
Exercisable, end of period	5,097,550	4.50	-	-

The following table summarizes information of warrants outstanding and exercisable as at March 31, 2021:

	Number of		Weighted average
	warrants	Exercise	remaining contractual
Expiry date	outstanding	price	life
	#	C$	Years
May 14, 2022	2,289,667	4.50	2.12
March 25, 2024	2,807,883	4.50	2.99
	5,097,550	4.50	2.60

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021 and 2020

(Expressed in United States Dollars)

The following summarizes the warrant derivative liabilities balance:
	March 31,	December 31,
	2021	2020
	$	$
Balance, beginning of period	755,310	-
Issuance of warrants	1,372,247	650,012
Change in valuation of warrants	(379,218)	105,298
Balance, end of period	1,748,339	755,310

The Company used the Black-Scholes valuation model to estimate the grant date fair value of stock options issued during the period using the following weighted average assumptions:

	Three months	Three months
	ended	ended
	March 31, 2021	March 31, 2020
Expected stock price volatility	58%	N/A
Risk-free interest rate	0.37%	N/A
Expected life	2.60 years	N/A
Grant date share price	1.91	N/A
Expected forfeiture rate	-	N/A
Expected dividend yield	-	N/A

On February 3, 2021, the Company held a Warrantholder Meeting (“Meeting”). At the Meeting, the holders of 2,289,667 common share purchase warrants that were originally set to expire on May 14, 2022 (“Warrants”), unanimously voted in favour to amend the Warrants to (a) remove the compulsory call option held by the Company, and (b) in conjunction with the foregoing, extend the term of the Warrants by 12 months, such that the warrants will now expire on May 14, 2023.

See Note 12 for warrants issuance as part of the Offering.

Performance Share Unit (“PSU”) Plan

The Company adopted a PSU Plan, which provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, non-transferable PSUs based on the value of the Company’s share price at the date of grant. The Board of Directors has the discretion to issue cash or to equity settle the vested PSUs. The PSUs issued were treated as derivative instruments because the number of shares to be eventually issued is based on a percentage of the common shares outstanding at the time the performance hurdle is met. The share-based compensation expense will be recorded over the vesting period, which is the date that specific share price hurdles are met.

The following summarizes the PSU activity for the three months ended March 31, 2021 and 2020:

	March 31, 2021		March 31, 2020
		Weighted		Weighted
		average fair		average fair
	Number	value	Number	value
	#	$	#	$
Outstanding, beginning of period	648,246	1.36	-	-
Increase for the period	113,574	0.82	-	-
Outstanding, end of period	761,820	0.82	-	-
Vested, end of period	-	-	-	-

The following summarizes the PSU derivative liabilities balance:

	March 31,	December 31,
	2021	2020
	$	$
Balance, beginning of year	287,332	-
Share-based compensation expense	(59,664)	287,332
Balance, end of period	227,668	287,332

The Company used the Black-Scholes valuation model to estimate the grant date fair value of PSUs issued during the period using the following weighted average assumptions:

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021 and 2020

(Expressed in United States Dollars)

	Three months	Three months
	ended	ended
	March 31, 2021	March 31, 2020
Expected stock price volatility	58%	N/A
Risk-free interest rate	0.42%	N/A
Expected life	1.52 years	N/A
Grant date share price	C$ 2.40	N/A
Expected forfeiture rate	-	N/A
Expected dividend yield	-	N/A

Convertible notes

The following summarizes the derivative liabilities balance:

	March 31,	December,
	2021	2020
	$	$
Balance, beginning of period	-	61,697
Change in valuation related to convertible notes (Note 10)	-	(16,647)
Conversion of convertible notes	-	(45,050)
Balance, end of period	-	-

The Company used the Black-Scholes valuation model to estimate the fair value of convertible notes that were remeasured during the three months ended March 31, 2020 using the following weighted average assumptions:

	Three months	Three months
	ended	ended
	March 31, 2021	March 31, 2020
Expected stock price volatility	N/A	100%
Risk-free interest rate	N/A	0.46%
Expected life	N/A	0.61 years
Expected forfeiture rate	N/A	-
Expected dividend yield	N/A	-

15. General and administration

The Company’s general and administrative expenses incurred for three months ended March 31, 2021 and 2020 are as follows:

	Three months	Three months
	ended	ended
	March 31, 2021	March 31, 2020
	$	$
General and administration	298,430	13,463
Professional fees	160,414	(36,990)
Salaries and benefits	729,000	240,872
Depreciation	45,885	-
	1,233,729	217,345

16. Other income

The Company’s other income earned for the three months ended March 31, 2021 and 2020 are as follows:

	Three months	Three months
	ended	ended
	March 31, 2021	March 31, 2020
	$	$
Fair value change of embedded derivatives	379,218	11,406
Transaction costs related to financing (Note 12)	(111,715)	-
Foreign exchange gain	33,543	-
Interest income	858	23,111
Interest expense	-	(33,068)
	301,904	1,449

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021 and 2020

(Expressed in United States Dollars)

17. Related party transactions

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and also comprise the directors of the Company.

The remuneration of directors and other members of key management personnel during the three months ended March 31, 2021 and 2020 are as follows:

	Three months	Three months
	ended	ended
	March 31, 2021	March 31, 2020
	$	$
Short-term employee benefits	556,250	156,274
Share-based compensation	(34,094)	-
	522,156	156,274

See also Notes 11, 12 and 22.

18. Commitments and contingencies

As at March 31, 2021, the Company did not have any right-of-use assets or lease liabilities.

The Company is committed to minimum annual lease payments for its premise, which renews on a quarterly basis and certain consulting agreements, as follows:

April 1, 2021
to
March 31, 2022
$
Operating leases	12,980
Consulting agreements	100,143
113,123

The Company is responsible for making certain milestone payments in connection with royalty acquisitions, which become payable on certain royalty revenue or cumulative production thresholds being achieved, as follows:

Royalty	$
Janet Ivy	2,285,700
Brits	1,250,000
Koolyanobbing	571,425
Uley	167,618
Graphmada	159,046
4,433,789

See Note 5 for commitment to purchase royalties from Titan.

See Note 22 for Bullabulling pending royalty acquisition.

19. Supplemental cash flow information

	Three months	Three months
	ended	ended
	March 31, 2021	March 31, 2020
	$	$
Change in accrued royalty acquisition costs	1,359,406	16,757
Change in accrued deferred royalty acquisitions	148,373	81,380
Change in accrued share issue costs	156,812	-
Share issuance for royalty acquisition costs	574,166	-

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021 and 2020

(Expressed in United States Dollars)

20. Segment information

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The Company’s operating segments are components of the Company’s business for which discrete financial information is available and which are reviewed regularly by the Company’s Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance.

For the three months ended March 31, 2021 and 2020, the Company operated in one reportable segment being the acquisition of royalty interests and stream metal purchase agreements.

For the three months ended March 31, 2021, the Company recognized royalty revenue from four of its royalties, Brauna, located in Brazil, Graphmada, located in Madagascar, and Koolyanobbing and Dry Creek, located in Australia. Royalty revenues generated from each geographic location is as follows:

	Three months	Three months
	ended	ended
	March 31, 2021	March 31, 2020
	$	$
Australia	471,580	-
Brazil	13,481	-
Madagascar	54,919	-
Total	539,980	-

The Company has the following non-current assets in three geographic locations:

	March 31,	December 31,
	2021	2020
	$	$
Australia	10,661,384	6,041,759
Cayman Islands	1,676,903	1,722,788
Peru	1,500,000	1,500,000
Canada	849,881	-
South Africa	764,016	764,016
Nigeria	706,425	706,425
Brazil	694,474	700,961
USA	239,840	-
Madagascar	185,835	188,437
Total	12,278,758	11,624,386

21.  Financial instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the three months ended March 31, 2021 and the year ended December 31, 2020.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and amounts receivable in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in high quality financial institutions and closely monitors its accounts receivable balances. The Company’s amounts receivable are subject to the credit risk of (i) the counterparties who own and operate the mines underlying Vox’s royalty and streaming portfolio, and (ii) Titan, as described in Note 5.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company endeavors to have sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot be reasonably predicted.

At March 31, 2021, the Company has a cash balance of $10,723,135 (December 31, 2020 - $3,153,958) to settle current liabilities of $2,628,981 (December 31, 2020 - $226,420). All of the Company’s financial liabilities generally have contractual maturities of less than 30 days and are subject to normal trade terms, except for derivative liabilities (Note 14).

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021 and 2020

(Expressed in United States Dollars)

In addition to the commitments disclosed in Note 18, the Company is obligated to the following contractual maturities of undiscounted cash flows as at March 31, 2021:

	Carrying	Contractual
	amount	cash flows	Year 1	Year 2-3	Year 4-5	Thereafter
	$	$	$	$	$	$
Accounts payable and accrued liabilities	2,628,981	2,628,981	2,628,981	-	-	-
Total	2,628,981	2,628,981	2,628,981	-	-	-

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because o f changes in foreign exchange rates. The Company is subject to foreign exchange risk related to cash in Canadian dollars, with a value of C$13,388,669 ($10,647,053) and derivative liabilities held in Canadian dollars, with an estimated fair value of C$2,484,829 ($1,976,007) as at March 31, 2021. The Company is therefore subject to gains and losses due to fluctuations in the related currency relative to the US dollar. As at March 31, 2021, a 10% change in the Canadian dollar, would have an impact of $1,065,000 and $198,000, on cash and derivative liabilities, respectively, and on the unaudited condensed interim consolidated statement of loss and comprehensive loss.

Interest rate risk

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalty streams are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of base metals. The price of base metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

Fair value of financial instruments

The carrying amounts for cash, current amounts receivables, and accounts payable and accrued liabilities on the unaudited condensed interim consolidated statements of financial position approximate fair value because of the limited term of these instruments.

The fair value of the derivative liabilities were estimated based on the assumptions disclosed in Note 14.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

-	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;

-	Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

-	Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at March 31, 2021 and December 31, 2020, the Company does not have any financial instruments measured at fair value after initial recognition, except for derivative liabilities, which are estimated using Level 3 inputs.

The following table provides information about financial assets and liabilities measured at fair value in the unaudited condensed interim consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

As at March 31, 2021:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Derivative liabilities	-	-	(1,976,007)	(1,976,007)
	-	-	(1,976,007)	(1,976,007)

Vox Royalty Corp.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021 and 2020

(Expressed in United States Dollars)

As at December 31, 2020:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Derivative liabilities	-	-	(1,042,642)	(1,042,642)
	-	-	(1,042,642)	(1,042,642)

Level 2 Hierarchy

During the three months ended March 31, 2021 and the year ended December 31, 2020, there were no transfers between levels.

	March 31,	December 31,
	2021	2020
	$	$
Balance, beginning of year	-	1,035,097
Disposal at cost – shares	-	(10,730)
Realized loss on investments	-	(1,016)
Unrealized loss on investment	-	(1,023,351)
Balance, end of period	-	-

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 as at March 31, 2021 and December 31, 2020. These financial instruments are measured at fair value utilizing non-observable market inputs. The gains and losses are recognized in the unaudited condensed interim consolidated statements of loss and comprehensive loss.

	March 31,	December 31,
	2021	2020
	$	$
Balance, beginning of year	1,042,642	61,697
Issuance of financing warrants (Note 14)	1,372,247	650,012
Change in valuation of financing warrants (Note 14)	(379,218)	105,298
Share-based compensation expense on PSUs (Note 14)	(59,664)	287,332
Change in valuation related to convertible notes (Note 10)	-	(16,647)
Conversion of convertible notes (Note 10)	-	(45,050)
Balance, end of period	1,976,007	1,042,642

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. At March 31, 2021, the capital structure of the Company consists of $24,419,901 (December 31, 2020 - $13,917,573) of total equity, comprising of share capital, additional paid-in capital, equity reserves, and deficit. The Company was not subject to any externally imposed capital requirements.

22. Subsequent events

Subsequent to March 31, 2021, 1,693,095 common shares were issued related to RSUs exercised.

On May 18, 2021, the Company announced it entered into a non-binding letter of intent with Electric Royalties Ltd. (“Electric Royalties”), for Electric Royalties to acquire two graphite royalties, Graphmada and Yalbra, from Vox. Total consideration for the transaction is for the Company to receive C$2,850,000 in shares of Electric Royalties and a C$50,000 cash non-refundable exclusivity payment. Closing of the transaction is conditional upon completion of due diligence and customary conditions including the approval of the TSX Venture Exchange as well as the execution of definitive transaction documentation.

On March 29, 2021, the Company entered into an agreement with a private Australian-registered entity pursuant to which Vox agreed to acquire a A$10/oz gold royalty on part of Norton Gold Fields Pty Ltd’s (“Norton”) Bullabulling Gold Project (“Bullabulling”) in Western Australia for total consideration of up to A$2,200,000, subject to receipt of approval or a “no-objection” letter from the Australian Foreign Investment Review Board. On May 21, 2021, Vox received a no-objection letter from the Foreign Investment Review Board. On May 25, 2021, Vox paid upfront cash of A$1,200,000 and the Bullabulling transaction was completed. A first milestone payment is contingent upon Norton receiving approval of a mining proposal from DMIRS. Upon this milestone being achieved, Vox will pay a milestone payment of A$500,000, in cash or Vox shares, at the Company’s sole discretion. A second milestone payment of A$500,000 is contingent upon Vox receiving first royalty revenue from Bullabulling, and such milestone payment, may be settled in cash or Vox shares, at the Company’s sole discretion. Any issuance of Vox shares in connection with the milestone payments will require the approval of the TSX Venture Exchange.